SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 28, 2019

CHINA SOUTHERN AIRLINES COMPANY LIMITED

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

China Southern Airlines Company Limited (the “Company”) published the following announcements on October 25, 2019 on the Hong Kong Stock Exchange’s website at:

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1025/2019102500654.pdf, in relation to the resignation of the senior management of the Company;

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1025/2019102500924.pdf, in relation to the circular on (1) discloseable and connected transaction and continuing connected transactions regarding financial services framework agreement, (2) major transaction and continuing connected transactions regarding 2020-2022 finance and lease service framework agreement, and (3) notice of 2019 second extraordinary general meeting;

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1025/2019102500942.pdf, in relation to the notice of 2019 second extraordinary general meeting;

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1025/2019102500955.pdf, in relation to the form of proxy for 2019 second extraordinary general meeting;

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1025/2019102500958.pdf, in relation to the reply slip for 2019 second extraordinary general meeting; and

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1025/2019102500963.pdf, in relation to the notification letter.

The announcements in English are included as exhibits to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Xie Bing
Name:	Xie Bing
Title:	Company Secretary

Date: October 28, 2019